Hudbay Reports Production Interruption at its 777 Mine

Toronto, Ontario, October 11, 2020 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today reports that production at its 777 Mine in Flin Flon, Manitoba, has been temporarily suspended due to an incident that occurred on October 9th during routine maintenance of the hoist rope and skip, which is the bucket used to hoist ore from underground. The hoist rope detached from the skip, causing the skip to fall to the bottom of the shaft. There were no injuries and all underground personnel were safely evacuated from the mine using the secondary ramp access.

An inspection of the damage to the shaft is underway and it is expected to take several weeks to fully assess the damage and the remedial work needed. In the meantime, the company has notified its insurers and has implemented its business continuity plans to mitigate potential impacts to production from the Manitoba business unit. This includes reassigning equipment and personnel to the Lalor mine in Snow Lake and continuing to operate the zinc plant by processing available zinc concentrate inventory and optimizing the production of zinc concentrate from the Snow Lake operations.

"This was an unfortunate event, but we are thankful there were no injuries and that our safety protocols were closely followed. We have an exceptional team in Manitoba who have proven their ability to overcome challenging situations time and time again, and I am confident they will remedy this challenging situation safely and efficiently," said Peter Kukielski, Hudbay's President and Chief Executive Officer.

The company will provide a further update once it has a better understanding of the remedial work required to resume production at 777.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, expected timelines to complete the inspections at the 777 mine and the company's ability to mitigate impacts on production from its Manitoba operations and remedy the damage that occurred. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the timing and outcome of the inspections at the 777 mine, the ability to mitigate production impacts from the 777 mine shutdown and the ability to remedy the damage and resume production.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com